Exhibit 99(h)(10)


                          EXPENSE LIMITATION AGREEMENT
                   (Tamarack Treasury Plus Money Market Fund)


         This Expense Limitation Agreement, effective as of September 1, 2006, is made by and between Tamarack Funds Trust, Inc., a Delaware statutory trust (the "Trust"), on behalf of its series listed on the attached Schedule A (the "Fund"), and Voyageur Asset Management Inc., a Minnesota corporation ("Voyageur").

                                 R E C I T A L S
                                 ---------------

         WHEREAS, the Trust is registered as an open-end diversified management investment company under the Investment Company Act of 1940 (the "1940 Act");

         WHEREAS, the Trust has established the Fund;

         WHEREAS, the Trust, on behalf of the Fund, and Voyageur have entered into an Investment Advisory Agreement made as of August 31, 2006 (the "Advisory Agreement"), pursuant to which Voyageur provides investment advisory and management services to the Fund for compensation calculated on the average daily net assets of the Fund; and

         WHEREAS, the Trust and Voyageur have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject.

         NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.       Expense Limitation.
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         1.1. Fund Operating Expenses; Excess Amount. To the extent that the
"Annual Fund Operating Expenses" (within the meaning of Item 3 of Form N-1A) incurred by the Fund in any fiscal year, but excluding brokerage and other investment-related costs, interest, taxes, extraordinary expenses such as litigation and indemnification and other expenses not incurred in the ordinary course of the Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit (as defined in Section 1.2 below), Voyageur shall be obligated to waive its advisory or other fees or reimburse the Fund for such excess amount (the "Excess Amount").

         1.2. Operating Expense Limit. The Operating Expense Limit in any fiscal year with respect to the Fund shall be the amount, expressed as a percentage of the average daily net assets of the Fund, set forth in Schedule A.

         1.3. Method of Computation. To determine Voyageur's obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Fund shall be annualized. If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit for the Fund, Voyageur shall remit to the Fund an amount that, together with any offset of

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waived or reduced fees, is sufficient to pay that day's Excess Amount. A Fund may offset amounts owed to the Fund pursuant to this Agreement against the advisory or other fees payable to Voyageur.

         1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced and other payments remitted by Voyageur to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

         1.5 Fee Waiver and Expense Reimbursement Limit. Notwithstanding the foregoing, Voyageur's fee waiver and expense reimbursement obligation to the Fund pursuant to this Agreement with respect to any fiscal year shall not exceed the fees earned by Voyageur with respect to the Fund pursuant to the Advisory Agreement during such fiscal year.

2.       Recoupment of Fee Waivers and Expense Reimbursements.
         ----------------------------------------------------

         2.1. Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses of a Fund for that day are less than the Operating Expense Limit, Voyageur shall be entitled to recoup from the Fund the fees waived or reduced and other payments remitted by Voyageur to the Fund pursuant to Section 1 of this Agreement (the "Recoupment Amount") during any of the previous thirty-six (36) months, to the extent that the Fund's or class' annualized Fund Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in Schedule A, provided that such amount paid to Voyageur will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped.

         2.2. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of the Fund for the prior fiscal year (including any recoupment payments with respect to such fiscal year) do not exceed the Operating Expense Limit.

3. Term and Termination of Agreement. This Agreement shall continue in effect with respect to the Fund until September 1, 2007. Thereafter, this Agreement may be modified or discontinued by either party at any time upon notice. In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement.

4. Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

5. Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

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6.       Amendments. This Agreement may be amended only by a written agreement signed by each of the parties.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the effective date indicated above.

                                        Tamarack Funds Trust

                                        By: _________________________________
                                            Name:
                                            Title:


                                        Voyageur Asset Management Inc.

                                        By: _________________________________
                                            Name:
                                            Title:

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                                   Schedule A
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FUND                                                     OPERATING EXPENSE LIMIT
----                                                     -----------------------

Tamarack  Treasury Plus Money Market Fund                        0.20%